BANRO CORPORATION
Suite 7070, 1 First Canadian Place, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
BANRO CORPORATION FOR USE AT THE ANNUAL
MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2017

The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation Richard W. Brissenden, Chairman of the Board of the Corporation, or failing him, Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual meeting (the "Meeting") of shareholders of the Corporation to be held on the 30th day of June, 2017, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	On the election of the following nominees as directors of the Corporation, as described in the Corporation’s management information circular dated June 5, 2017.

	VOTE FOR	WITHHOLD VOTE
Richard W. Brissenden	[ ]	[ ]
John A. Clarke	[ ]	[ ]
Peter N. Cowley	[ ]	[ ]
Michael H. Li	[ ]	[ ]
Jiongjie Lu	[ ]	[ ]
Robert L. Rauch	[ ]	[ ]
Robert A. Rorrison	[ ]	[ ]
Derrick H. Weyrauch	[ ]	[ ]

2.

VOTE FOR [ ] WITHHOLD VOTE [ ] on appointing KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

This proxy confers discretionary authority in respect of amendments and variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested.

The undersigned revokes any proxies previously given to vote the shares of the Corporation covered by this proxy.

DATED the        day of ,              2017.

Signature of Shareholder(s)

Print Name

(see notes on the back of this page)

NOTES:

(1)

The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date of the proxy deadline. The proxy ceases to be valid one year from its date. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy that is acceptable to the Chairman of the Meeting.

(2)	This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

(3)

Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4)

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 28TH DAY OF JUNE, 2017, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(5)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS
IDENTIFIED IN THE PROXY.

(6)	If your address as shown is incorrect, please give your correct address when returning the proxy.